UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
         Original Filing

(Name of Issuer)
         Syntroleum Corporation

(Title of Class of Securities)
         Common Stock, par value $0.01

(Cusip Number)
         871630109

(Date of Event Which Requires Filing of this Statement)
         Dec-01

Check    the appropriate box to designate the rule pursuant to which this
         Schedule is Filed:
         [ x  ] Rule 13d-1(b)
         [    ] Rule 13d-1(c)
         [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Cusip Number
         871630109


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
         Strong Capital Management, Inc. 39-1213042

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
         Wisconsin

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
         0

6. Shared Voting Power
         1,353,100

7. Sole Dispositive Power
         0

8. Shared Dispositive Power
         1,783,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         5.4%

10. Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
         N/A

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person (See Instructions)
         IA


Cusip Number
         871630109


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
         Richard S. Strong

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
         U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
         0

6. Shared Voting Power
         1,353,100

7. Sole Dispositive Power
         0

8. Shared Dispositive Power
         1,783,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         5.4%

10. Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
         N/A

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person (See Instructions)
         IN


Item 1(a).  The name of the issuer is:
         Syntroleum Corporation

Item 1(b).  The principal executive office of the issuer is:
         1350 South Boulder, Suite 1100  Tulsa, Oklahoma 74119-3295

Item 2(a).  The names of the persons filing this statement are:
         Strong Capital Management, Inc. and Richard S. Strong

Item 2(b). The Principal business office of Strong Capital Management, Inc. and Richard S. Strong is:
         100 Heritage Reserve, Menomonee Falls, WI  53051

Item 2(c). See Item 4 of the cover sheet for each Filer.

Item 2(d). This Statement relates to shares of the common stock of the Issuer(par value $0.01) (the "Stock")

Item 2(e).  The CUSIP number of the Stock is:     871630109


Item    3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a:

(a). [   ] Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o).

(b). [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c ). [   ] Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c)

(d). [   ] Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f). [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h). [   ] A savings associations as defined in section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).

(I). [   ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j). [   ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership*

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than five percent on behalf of another person. Strong Capital Management, Inc. is a registered investment advisor whose clients, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Stock. Richard S. Strong is the Chairman of the Board of Strong Capital Management, Inc. No Individual client's holdings of the Stock are more than five percent of the outstanding stock.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
         Not Applicable

Item 8. Identification and Classification of Members of the Group:
         Not Applicable

Item 9. Notice of Dissolution of Group:
         Not Applicable

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                        Exhibit A
                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act"), as amended, the undersigned hereby agree to this joint filing on Schedule 13G (including amendments thereto). Constance R. Wick, serves as authorized representative on behalf of Strong Capital Management, Inc., and with respect to the Schedules 13G filed by Richard S. Strong with Strong Capital Management, Inc. pursuant to Rule 13d-1(b)(i)(G) under the Act, serves as authorized representative to Richard S. Strong, with power of attorney.
         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February 2002.


                                             STRONG CAPITAL MANAGEMENT, INC.


                                             By:  /s/ Constance R. Wick
                                             Constance R. Wick
                                             Assistant Executive Vice President
                                             Strong Capital Management, Inc.



                                             RICHARD S. STRONG

                                             By:  /s/ Constance R. Wick
                                             Constance R. Wick
                                             Authorized Representative
                                             Pursuant to Power of Attorney*


                                            *Filed as Exhibit B to Schedule 13G
                                             filed by the Reporting Persons on
                                             February 13, 2002, with respect to
                                             the common stock of Advanced
                                             Neuromodulation Systems, Inc., and
                                             incorporated herein by reference.


                               SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     Dated:     February 13, 2002


                                     Strong Capital Management, Inc.

                                     By:      /s/ Constance R. Wick
                                              Constance R. Wick
                                              Assistant Executive Vice President

                                     Richard S. Strong

                                     By:     /s/ Constance R. Wick
                                             Constance R. Wick
                                             Authorized Representative
                                             Pursuant to Power of Attorney*

*Filed as Exhibit B to Schedule 13G filed by the Reporting Persons on February 13, 2002, with respect to common stock of Advanced Neuromodulation Systems, Inc., and incorporated herein by reference.